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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Oxford Ventures, Inc.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE.
                         (Title of Class of Securities)

                                   91827N 10 9
                                 (CUSIP Number)

                                 Albert B. Plant
                            8436 East Navarro Circle
                                 Mesa, AZ 85208
                                 (480) 354-4771
                                --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 5, 2003
                                -----------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


                              CUSIP NO. 91827N 10 9

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY).

            Albert B. Plant
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      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b) X

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Sale of Business Assets)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                                  7.    SOLE VOTING POWER

                                        2,000,000

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        2,000,000


                                  10.   SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            2,000,000

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            19%

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      14.   TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

*  The reporting person expressly disclaims (i) the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

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                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Oxford Ventures, Inc., a Nevada Corporation
(the "Company" or the "Issuer"). The Company's principal executive offices are located at 4655 East Ivy Street, Suite 101, Mesa, AZ 85215

ITEM  2.  IDENTITY AND BACKGROUND.

(a)  This Schedule is being filed by Albert B. Plant.

(b) The residence address of Albert B. Plant is 8436 East Navarro Circle, Mesa, AZ 85208.

(c)  Albert B. Plant is an Officer, Director and shareholder of the Company.

(d) During the last five years, Albert B. Plant has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Albert B. Plant was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)  Albert B. Plant is a citizen of the United States of America.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Albert B. Plant entered into an Asset Purchase Agreement with the Company on December 2, 2003 whereby the Company purchased assets from Mr. Plant in exchange for the shares hereby acquired.


ITEM  4.  PURPOSE OF TRANSACTION.

      Satisfaction of an Asset Purchase Agreement.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Albert B. Plant; 2,000,000 shares; 19%; based upon current outstanding shares reflected in EDGAR filings.

(b) Albert B. Plant has the sole power to direct the vote of the 2,000,000 shares of Common Stock beneficially owned by him and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to Albert B. Plant.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None; not applicable.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

Asset Purchase Agreement between the Company and Daniel K.
Leonard and Albert B. Plant dated December 2, 2003 (1)

(1) Previously filed as an Exhibit to the Company's Form 8-K as filed on December 16, 2003

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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/17/03


/S/ Albert B. Plant
---------------------
Albert B. Plant